82-34632

The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone: 018 468 1061 Fax: 018 468 5054

02034730

02 JUN -7

SUPPL

27 May 2002

Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Paul,

Re: The Afrikander Lease Limited disclosure ~~82-5253~~

By way of introduction I need to inform you that Dean Cunningham has resigned from the board of the company to remove any potential conflicts of interest and to enhance the corporate governance of the company. I have been appointed in his place as a non-executive director and will be communicating with you on all the company's ADR issues.

Should you wish to get hold of me you may make use of the following contact details:

Office: +27 21 710 5770
Mobile: +27 82 418 2241
Fax: +27 21 713 2118

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Please find attached the most recent disclosures of the company.

Kind regards,

Jean Nortier
Director

dlw 6/18

Aflease - Changes To The Board Of Directors

Release Date: 17/05/2002 15:20:07
Code(s): AFL

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Aflease - Changes to the Board of Directors
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 01/006955/06)
Share code: AFL ISIN Code: ZAE 000000253
("Aflease" or "the Company")
CHANGES TO THE BOARD OF DIRECTORS
The following changes to the Aflease Board, effective from 16 May 2002 are announced:
Jean Nortier has been appointed as non-executive director; and
Dean Cunningham has resigned as a non-executive director to the Aflease Board.
Johannesburg
17 May 2002
Date: 17/05/2002 03:19:00 PM Produced by the SENS Department

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Release Date: 22/05/2002 07:36:06
Code(s): AFL

The Afrikander Lease Limited - Consolidated Financial Results for the quarter ended 31 March 2002
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company")
Consolidated Financial Results for the quarter ended 31 March 2002

	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
	QUARTER TO 31 MAR 2002	QUARTER TO 31 DEC 2001	QUARTER TO 31 MAR 2001	YEAR TO 31 DEC 2001
Highlights:-				
GOLD PRODUCED AND SOLD:-				
-KILOGRAMS	239	253	302	1,206
-OUNCES	7,684	8,134	9,710	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	48.93	54.72	31.92	41.63
CASH OPERATING COST:-				
-RAND / KG	74,594	68,166	42,305	50,709
-US$ / OZ	205	205	167	184
CASH OPERATING PROFIT (R`000)	7,685	6,584	7,351	29,320
NET EARNINGS (R`000)	4,475	3,784	4,037	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	3.25	2.84	3.41	13.05
OPERATING RESULTS:-				
TONNAGE STACKED (TONS)	364,366	315,173	400,243	1,468,857
GOLD PRODUCED AND SOLD (KG)	239	253	302	1,206
AVERAGE GRADE STACKED (GMS/TON)	1.25	1.15	1.32	1.26
GOLD PRICE RECEIVED:-				
-RAND / KG	106,749	94,190	66,646	75,021
-RAND / OZ	3,320	2,930	2,073	2,333
-US$ / OZ	293	277	263	270
	R`000	R`000	R`000	R`000
INCOME STATEMENT:-				
REVENUE	25,513	23,830	20,127	90,475
CASH OPERATING COSTS	22,166	20,384	17,447	72,921
CASH MOVEMENT IN LOCK-UP	(4,338)	(3,138)	(4,671)	(11,766)
CASH OPERATING PROFIT	7,685	6,584	7,351	29,320
AMORTISATION AND DEPRECIATION	2,319	2,014	1,737	7,551
NON-CASH MOVEMENT IN LOCK-UP	(622)	(228)	(235)	(837)
NET FINANCE COSTS	783	217	910	3,193
CORPORATE COSTS / OTHER	290	328	128	783
EXPLORATION EXPENDITURE	440	469	774	2,573
PROFIT BEFORE TAXATION	4,475	3,784	4,037	16,057
TAXATION	-	-	-	-
NET PROFIT FOR THE YEAR	4,475	3,784	4,037	16,057
RATIOS:-				
EARNINGS PER SHARE (CENTS):-				
-CASH OPERATING EARNINGS	5.58	4.94	6.21	23.83
-HEADLINE AND BASIC	3.25	2.84	3.41	13.05
-FULLY DILUTED	3.17	2.77	3.31	12.68

WEIGHTED AVERAGE NUMBER -OF ORDINARY SHARES IN ISSUE	137,762,456	133,194,805	118,462,288	123,029,857

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	UNAUDITED PERIOD ENDED 31 MAR 2002 R`000	AUDITED PERIOD ENDED 31 DEC 2001 R`000	UNAUDITED PERIOD ENDED 31 MAR 2001 R`000
ABRIDGED BALANCE SHEET:-			
ASSETS			
NON-CURRENT ASSETS:-			
-MINING ASSETS	117,245	115,548	99,542
-OTHER ASSETS	2,501	1,923	-
-INVESTMENTS	8,857	8,379	6,990
	128,603	125,850	106,532
CURRENT ASSETS:-			
-INVENTORIES	40,299	33,376	24,029
-RECEIVABLES AND PREPAYMENTS	5,518	10,484	6,382
-AMOUNTS OWING BY RELATED THIRD PARTIES	-	114	-
-BANK AND CASH BALANCES	18,235	17,940	1,463
	64,052	61,914	31,874
TOTAL ASSETS	192,655	187,764	138,406
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES:-			
-ORDINARY SHARE CAPITAL	2,755	2,755	2,369
-SHARE PREMIUM	118,763	118,763	89,854
-ACCUMULATED EARNINGS / (LOSSES)	13,445	8,970	(3,050)
	134,963	130,488	89,173
NON-CURRENT LIABILITIES:-			
-INTEREST BEARING BORROWINGS	22,662	23,877	22,473
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	3,269	4,056	2,361
	30,431	32,433	29,334
CURRENT LIABILITIES:-			
-TRADE AND OTHER PAYABLES	11,496	13,024	9,432
-PROVISIONS	983	604	700
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	4,815	5,217	2,844
-BANK OVERDRAFT BALANCES	9,967	5,998	6,923
	27,261	24,843	19,899
TOTAL EQUITY AND LIABILITIES	192,655	187,764	138,406

	UNAUDITED QUARTER TO 31 MAR 2002 R`000	UNAUDITED QUARTER TO 31 DEC 2001 R`000	UNAUDITED QUARTER TO 31 MAR 2001 R`000	AUDITED YEAR TO 31 DEC 2001 R`000
ABRIDGED CASH FLOW STATEMENT:-				
CASH FLOW GENERATED FROM / (UTILISED BY) :-				
-OPERATING ACTIVITIES	3,688	(956)	(1,332)	4,266

-INVESTING ACTIVITIES	(5,072)	(6,263)	(1,415)	(15,992)
-FINANCING ACTIVITIES	(2,290)	19,092	233	26,614
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(3,674)	11,873	(2,514)	14,888
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	11,942	69	(2,946)	(2,946)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	8,268	11,942	5,460	11,942

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 2000	2,369	89,854	(7,087)	85,136
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,037	4,037
BALANCE AT 31ST MARCH 2001	2,369	89,854	(3,050)	89,173
ISSUED DURING THE PERIOD	386	-	-	386
SHARE PREMIUM	-	28,909	-	28,909
NET PROFIT AFTER TAXATION	-	-	12,020	12,020
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963

	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
	QTR ENDED	QTR ENDED	QTR ENDED	YEAR ENDED
	31 MAR 2002	31 DEC 2001	31 MAR 2001	31 DEC 2001
	R`000	R`000	R`000	R`000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	1,000	4,250	-	4,250
CAPITAL EXPENDITURE	5,986	18,148	6,679	26,633
LONG TERM BORROWINGS:-				
-FINANCE LEASES:-				
-EXCAVATOR 984C	4,615	5,361	6,194	5,361
-EXCAVATOR 984C	4,314	4,778	5,213	4,778
-EXCAVATOR 994C	2,504	2,686	3,561	2,686
-ELUTION PLANT	-	376	1,425	376
-EXCAVATOR 974B x 2	7,120	7,089	-	7,089
	18,553	20,290	16,393	20,290
LESS:- SHORT-TERM PORTION	(4,815)	(5,217)	(2,844)	(5,217)
	13,738	15,073	13,549	15,073
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.				
LOAN-HEAP LEACH PLANT:-	8,924	8,804	8,924	8,804
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.				

TOTAL LONG-TERM BORROWINGS	22,662	23,877	22,473	23,877

SECURITY:-

The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited`s equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year`s annual financial statements.

These financial results have been compiled in accordance with South African Statements of Generally Accepted accounting practise. No dividend has been proposed or declared for the period under review.

AFL UPGRADE HIGHLIGHTS

The AFL mining and plant upgrade was commissioned in Q.1, 2002 and the benefits should accrue for Q2, 2002.

* The upgraded opencast pit is consistently producing 165,000 tons of ore - April 167,400 tons.
* The upgraded plant is consistently crushing and loading onto the pad 165,000 of ore to an average size of 4.5 mm - April 165,133 tons.
* The leaching cycle is being transferred to the new pad 3 which has continually delivering higher pregnant fluid grades and steadily increased flow rates.

OUTLOOK

* Quarterly production and financial results for the June 2002 quarter will improve to reflect the AFL upgrade plan advantages and will therefore improve on the March 2002 results.
* Due to the extended cycle time associated with the 12mm sulphide ore loaded onto Pad 2 Lift 2, management intends to reprocess this material in order to optimise the benefits of the upgraded plant and associated finer crush size. Should the benefits not materialise, this will necessitate a write down of the reported heap leach inventory.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

* The average Rand gold price for the quarter increased by 13.4% from R94,190/kg (Q4, 2001) to R106,837/kg (Q1, 2002).
* The profit before tax increased by 18.3% from R3,784 million (Q4, 2001) to R4,475 million (Q1, 2002).
* The tons stacked and leached for the quarter increased by 15.6% from 315,173 tons (Q4, 2001) to 364,366 tons (Q1, 2002).
* The March quarter is the last reporting quarter prior to the improvements emanating from the new AFL upgrade plan.

OPERATIONAL CHALLENGES

* The gold produced and sold was lower by 5.9% from 253 kg (Q4, 2001) to 239 kg (Q1, 2002) mainly due to the leaching interruption from commissioning pad 3, and the disappointing pad grades..

On behalf of the Board

P E Skeat J Nortier

Houghton

21 May 2002

Date: 22/05/2002 07:35:01 AM Produced by the SENS Department

Aflease Evaluating Its Underground Resources

Release Date: 24/05/2002 16:37:28
Code(s): AFL

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Aflease evaluating its underground resources
Afrikander Lease Limited
Included in Aflease`s 35 million ounces of reserves and resources are approximately 30 million ounces of resources that may be mined by conventional underground methods. The company does not currently commercially mine these resources and reserves.
Some speculation by journalists and analysts alike has indicated possible capital expenditure amounts and time frames to bring the underground to account. This release is to confirm that the company is attending to the issue of bringing its underground reserves and resources to account and also to clarify its position and progress with regards thereto.
With the higher gold prices experienced currently the mine is evaluating new projects with regards to its underground reserves and resources. These projects can be implemented by any of the following three methods:
A large mining house may be invited to conduct a feasibility study and to bring the underground resources of the mine to bear in terms of a joint venture agreement, or
A company with underground expertise is acquired to boost both the group`s reserves and resources but also to bring in the necessary skill set to mine the underground resources of the company, or
AFL may raise sufficient cash to expand the company to the point where it can make use of its in-house underground mining skills set.
The company is in the initial stages of evaluating each of the alternatives mentioned above and will be able to comment further on the intended route within the foreseeable future.
Date: 24/05/2002 04:36:00 PM Produced by the SENS Department